Invesco Advisers, Inc. PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 100 Houston, TX 77046-1173 713 626 1919 www.invesco.com

April 30, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Funds Group File Nos: 811-01540 and 002-27334
Dear Mr. Di Stefano:
     On behalf of AIM Funds Group (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on March 24, 2010, with regard to Post-Effective Amendment No. 107 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective April 30, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
     General Comments — Prospectuses
1. Comment: Delete the footnote to the fee table regarding the redemption fee. You may add this as a parenthetical phrase to the Shareholder Fees table.
     Response: The requested change has been made.
2. Comment: Delete the footnote following the Expense Example regarding the conversion of Class B shares.
     Response: The requested change has been made.

3. Comment: Track Item 4(b)(2)(i) of Form N-1A more closely.
     Response: We respectfully submit that the existing language in the section, “Performance Information” tracks Item 4(b)(2)(i), but the language has been relocate to the beginning of the section.
4. Comment: Remove the disclosure beginning with “The Fund’s performance reflects payment of sales loads...” to the end of the paragraph preceding the “Average Annual Total Returns” table.
     Response: The requested changes have been made; however, we retained the sentence, “The benchmarks may not reflect payment of fees, expenses or taxes.” We determined that some benchmarks such as the MSCI indexes do, in fact, deduct for foreign taxes. Further, a Fund may be compared to multiple indexes some of which may or may not deduct for taxes.
5. Comment: Delete the phrase “Return Before Taxes” in the “Average Annual Total Returns” table as it is not required by Form N-1A.
     Response: The requested change has been made.
6. Comment: Delete the inception date column from the “Average Annual Total Return” table. Consider including the inception date in parentheses next to the name of the class.
     Response: The requested change has been made.
7. Comment: In the section entitled “Performance Information”, delete the sentences appearing under the table, “Average Annual Total Returns”, concerning benchmarks and since inception performance since these are not required by Form N-1A.
     Response: We deleted the reference to the benchmarks and since inception performance. We did not delete the footnote regarding hypothetical performance because we believe the same is required by Instruction 3(b) to Item 4.
8. Comment: The section entitled, “Objective and Strategies,” indicates that “The Fund’s investment objective may be changed by the Board of Trustees without shareholder approval. The Fund will provide shareholders with advance notice of any change to the Fund’s investment objective.” Please add disclosure indicating that shareholders will have 60 days’ notice of any such change.
     Response: The requested disclosure has not been added as the 60-day notice requirement applies only to a change in a Fund’s 80% names rule policy.
AIM Basic Balanced Fund
1. Comment: Re-word the last sentence of the footnote to the “Annual Fund Operating Expenses” table to clearly indicate that the fee waiver is contractual and committed to for a specific period. The current wording seems to indicate that the waiver is voluntary.

     Response: The last sentence of the second footnote has been restated as follows: “The Board of Trustees or Invesco Advisers, Inc. may mutually agree to terminate the fee waiver at any time after April 30, 2011.”
2. Comment: The principal strategies section of the prospectus states that the Fund invests 25% of its total assets in convertible securities. Does this amount include junk bonds?
     Response: No, the amount the fund invests in convertible securities does not include junk bonds.
3. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” is the word “concentrated” being used as defined by the ‘40 Act? If not, consider changing the wording to avoid confusion.
     Response: The sentence has been revised to read, “The portfolio managers seek to achieve strong long-term performance by constructing a diversified, but typically focused equity portfolio that offers...”.
4. Comment: Include currency risk in “Foreign Securities Risk” in the sections, “Principal Risks of Investing in the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”.
     Response: We respectfully submit that the existing language in “Foreign Securities Risk” includes currency risk by stating, “The Fund’s foreign investments will be affected by changes in the foreign country’s exchange rates” in the section, “Principal Risks of Investing in the Fund”. In the section, “Investment Objectives, Strategies, Risks and Portfolio Holdings”, the existing “Foreign Securities Risk” also includes “The dollar value of the Fund’s foreign investments will be affected by changes in the exchange rates between the dollar and the currencies in which those investments are traded.”
5. Comment: Consider whether “Market Capitalization Risk” should be replaced by “Small- and Mid-Capitalization Risk” in the sections entitled, “Principal Risks of Investing in the Fund”, and “Investment Objectives, Strategies, and Portfolio Holdings — Risks”.
     Response: “Market Capitalization Risk” has been deleted as a principal risk of the Fund.
AIM European Small Company Fund
1. Comment: Include the capitalization range of small European issuers in “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, and Portfolio Holdings”.
     Response: The requested change has been made.
2. Comment: The word, “derivatives”, is used in the section, “Principal Investment Strategies of the Fund”. Describe which derivatives are principally used by the Fund and include appropriate risk disclosure.
     Response: “Derivatives” are not used as a principal investment strategy of the Fund. Rather, the mention of “derivatives” is to indicate that, if they are used, they will count towards meeting the 80% requirement of Rule 35d-1. Accordingly, no further disclosure has been added.

3. Comment: In the sections entitled, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, the prospectus states: “The Fund invests primarily in equity securities.” In what types of equity securities will the Fund invest?
     Response: The equity securities in which the Fund can invest are discussed in the Fund’s Statement of Additional Information.
4. Comment: Consider adding “Non-diversification Risk” in “Principal Investment Strategies Risks of Investing in the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings — Risks”.
     Response: The requested change has been made.
5. Comment: In “Exchange-Traded Funds Risk”, discuss the possibility of duplication of fees.
     Response: The following sentence has been included in “Exchange-Traded Funds Risk”: “ETFs may involve duplication of management fees and certain other expenses, as the Fund indirectly bears its proportionate share of any expenses paid by the ETFs in which it invests.”
6. Comment: Consider whether “Market Capitalization Risk” should be replaced by “Small- and Mid-Capitalization Risk” in the sections entitled, “Principal Risks of Investing in the Fund”, and “Investment Objectives, Strategies, and Portfolio Holdings — Risks”.
     Response: “Market Capitalization Risk” has been renamed “Small- and Mid-Capitalization Risk”.
AIM Global Core Equity Fund
1. Comment: State in the sections, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, that the Fund invests at least 40% in non-U.S. securities under normal market conditions.
     Response: The Fund anticipates investing a substantial portion of its assets in a number of foreign countries; however, the Fund is not aware of any publicly-expressed Staff position requiring at least 40% of its assets be so invested.
2. Comment: In the sections entitled, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, the prospectus states: “The Fund invests primarily in equity securities.” In what types of equity securities will the Fund invest?
     Response: The equity securities in which the Fund can invest are discussed in the Fund’s Statement of Additional Information.

AIM International Small Company Fund
1. Comment: Include the capitalization range and definition of “small international issuers” in “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, and Portfolio Holdings”.
     Response: The requested change has been made.
2. Comment: In “Principal Risks of Investing in the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings — Risks”, “Convertible Securities Risk” does not seem to correspond to strategies.
     Response: “Convertible Securities Risk” has been removed as a principal risk of the Fund because convertible securities are no longer a principal investment of the Fund.
3. Comment: Consider whether Market Capitalization Risk should be replaced by Small- and Mid-Capitalization Risk in the sections entitled, “Principal Risks of Investing in the Fund”, and “Investment Objectives, Strategies, and Portfolio Holdings — Risks”.
     Response: “Market Capitalization Risk” has been renamed “Small- and Mid-Capitalization Risk”.
AIM Mid Cap Basic Value Fund
1. Comment: Include the capitalization range of “mid-capitalization issuers” in “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, and Portfolio Holdings”.
     Response: The requested change has been made.
6. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” is the word “concentrated” being used as defined by the ‘40 Act? If not, consider changing the wording to avoid confusion.
     Response: The sentence has been revised to read, “The portfolio managers seek to achieve strong long-term performance by constructing a diversified, but typically focused equity portfolio that offers...”.
2. Comment: In “Exchange-Traded Funds Risk”, discuss the possibility of duplication of fees.
     Response: The following sentence has been included in “Exchange-Traded Funds Risk”: “ETFs may involve duplication of management fees and certain other expenses, as the Fund indirectly bears its proportionate share of any expenses paid by the ETFs in which it invests.”
3. Comment: Consider whether Market Capitalization Risk should be replaced by Small- and Mid-Capitalization Risk in the sections entitled, “Principal Risks of Investing in the Fund”, and “Investment Objectives, Strategies, and Portfolio Holdings — Risks”.
     Response: “Market Capitalization Risk” has been renamed “Small- and Mid-Capitalization Risk”.

AIM Select Equity Risk
1. Comment: In the sections entitled, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, the prospectus states: “The Fund invests primarily in equity securities.” In what types of equity securities will the Fund invest?
     Response: The equity securities in which the Fund can invest are discussed in the Fund’s Statement of Additional Information.
2. Comment: Consider whether “Market Capitalization Risk” should be replaced by “Small- and Mid-Capitalization Risk” in the sections entitled, “Principal Risks of Investing in the Fund”, and “Investment Objectives, Strategies, and Portfolio Holdings — Risks”.
     Response: “Market Capitalization Risk” has been deleted as a principal risk of the Fund.
AIM Small Cap Equity Fund
1. Comment: Include the capitalization range of “small-capitalization issuers” in “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, and Portfolio Holdings”.
     Response: The requested change has been made.
2. Comment: In the sections entitled, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, the prospectus states: “The Fund invests primarily in equity securities.” In what types of equity securities will the Fund invest?
     Response: The equity securities in which the Fund can invest are discussed in the Fund’s Statement of Additional Information.
3. Comment: What is meant by the bolded phrases in the following statement from “Principal Investment Strategies of the Fund” in the prospectus?
“In selecting investments, the portfolio managers utilize a disciplined portfolio construction process that aligns the Fund with the S&P Small Cap 600 Index. The security selection process is based on a three-step process that includes fundamental, valuation and timeliness analysis focused...”
Response: The above statement has been replaced by the following:
“In selecting investments, the portfolio managers utilize a disciplined portfolio construction process that diversifies the Fund based on the industry group diversification of the S&P Small Cap 600 Index and generally maintains a maximum deviation from index industry groups of 350 basis points. The security selection process is based on a three-step process that includes fundamental, valuation and timeliness analysis focused on identifying high quality, fundamentally sound issuers operating in an attractive industry; attractively valued securities given their growth potential over a one- to two-year horizon; and the “timeliness” of a purchase, respectively. The timeliness analysis includes a review of relative price strength, trading volume characteristics and trend analysis to look for signs of deterioration. If a stock shows signs of deterioration, it is generally not considered as a candidate for the portfolio.”
4. Comment: In “Principal Risks of Investing in the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings — Risks”, “Convertible Securities Risk” does not seem to correspond to strategies.
     Response: “Convertible Securities Risk” has been removed as a principal risk of the Fund because convertible securities are no longer a principal investment of the Fund.
SAI — General Comments
1. Comment: Under the “Fund Restrictions” heading of the SAI, please include narrative disclosure as to what is permitted under the 1940 Act at the present time.
     Response: The following narrative disclosure has been added to the “Non-Fundamental Restrictions” to clarify the Fund’s fundamental restriction regarding borrowing:
     “In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).”
2. Comment: In the Fund Policies section, define “concentration” specifically rather than referring to the definition in the 1940 Act.
     Response: A more specific definition of “concentration” has been included.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Assistant General Counsel